December 3, 2019

Ray Carter
Director and Chief Executive Officer
Stemsation International, Inc.
7777 Glades Road
Suite 203
Boca Raton, FL 33434

       Re: Stemsation International, Inc.
           Offering Statement on Form 1-A
           Filed November 5, 2019
           File No. 024-11111

Dear Mr. Carter:

        We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed November 5, 2019

General

1.    We note that you filed a Form C Offering Statement on November 12, 2019.
Please
      consider revising your risk factor on page 7 to specifically disclose your crowdfunding offering and its potential impact on this offering. Please revise, if appropriate, Item 6 to
      Part I of Form 1-A.
Cover Page

2.    Please revise your offering circular cover page to include the following:
        The table required by Item 1(e) of Part II of Form 1-A;
        a cross-reference to the section where the disclosure required by Item 14 has been provided;
        the legend required by Rule 253(f) of Regulation A; and Ray Carter
FirstName LastNameRay Inc.
Stemsation International, Carter
Comapany3, 2019
December NameStemsation International, Inc.
December 3, 2019 Page 2
Page 2
FirstName LastName
              the duration of the offering.
Use of Proceeds, page 23

3. We note your disclosure on pages 4 and 34 that you intend to use the proceeds received from this offering to pay $120,000 for the Tiger and Citta notes. In the table presented on page 24, you state that only $90,000 will be used towards the repayment of the notes should you receive proceeds at the 25% level. Please revise to clarify this discrepancy.
Business, page 25

4. We note your disclosure on page 12 that you may be delayed in obtaining FDA approval or that you may not receive FDA approval for your future CBD products. Please disclose whether you are seeking FDA approval for any of your products referenced in this section.
Secondary Offering By Selling Stockholders, page 42

5. Please revise your disclosure to clearly state that the selling stockholders will be offering their shares of common stock at a fixed price of $0.05 for the duration of this offering.
Signatures, page 44

6. Please revise your signature page to have your principal financial officer, principal accounting officer, and a majority of the board of directors sign the offering statement in their individual capacities. Please refer to Instruction 1 to the Signatures page of Form 1-
         A.
Exhibit 12, page 1

7. Please have counsel revise the legal opinion to opine, if true, that the 10,000,000 common stock shares being offered by the selling stockholders are legally issued, fully paid, and non-assessable. Please refer to Section II.B.2.h of Staff Legal Bulletin No. 19.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ray Carter
Stemsation International, Inc.
December 3, 2019
Page 3

       You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Melissa
Raminpour, Accounting Branch Chief, at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff
Attorney, at 202-551-7844 or Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.



FirstName LastNameRay Carter                             Sincerely,
Comapany NameStemsation International, Inc.
                                                         Division of
Corporation Finance
December 3, 2019 Page 3                                  Office of Trade &
Services
FirstName LastName